NORTHERN LIGHTS FUND TRUST

AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT

ALTEGRIS/AACA OPPORTUNISTIC REAL ESTATE FUND

ALTEGRIS FUTURES EVOLUTION STRATEGY FUND

ALTEGRIS CRABEL MULTI-STRATEGY FUND

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of November 15, 2022 by and between NORTHERN LIGHTS FUND TRUST, a Delaware statutory trust (the “Trust”), on behalf of Altegris/AACA Opportunistic Real Estate Fund and Altegris Futures Evolution Strategy Fund (the “Funds”) a series of the Trust, and the adviser of the Fund, Altegris Advisors, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of February 12, 2021, and amended as of June 30, 2021 and November 15, 2022 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of the Funds’ average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Funds, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. In the event that Adviser fails to make an excess expense payment within 30 days of being notified, the Adviser agrees that the Trust shall be permitted to retain any amounts due to the Adviser pursuant to an investment advisory agreement between the Trust and the Adviser with respect to series in the Trust other than the Fund and to pay such amounts to the Fund to satisfy any unpaid excess expense payment.

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2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; (vii) expenses incurred in connection with any merger or reorganization; and (viii) extraordinary expenses such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the Adviser)).

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three-year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least August 31, 2024, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund listed in Appendix A, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect a Fund listed in Appendix A if the Investment Advisory Agreement for such Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	Altegris Advisors, LLC
on behalf of Altegris/AACA Opportunistic Real Estate Fund, Altegris Futures Evolution Strategy Fund and Altegris Crabel Multi-Strategy Fund
By: /s/ Kevin Wolf	By: /s/ Matthew C. Osborne
Name: Kevin Wolf	Name: Matthew C. Osborne
Title: President	Title: Chief Executive Officer, CIO
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Appendix A

Fund                                                                                                      Operating Expense Limit

Altegris/AACA Opportunistic Real Estate Fund

Class A                                                                                                             1.80%

Class C                                                                                                             2.55%

Class I                                                                                                               1.55%

Class N                                                                                                             1.80%

Fund                                                                                                        Operating Expense Limit

Altegris Futures Evolution Strategy Fund

Class A                                                                                                             1.59%

Class C                                                                                                             2.34%

Class I                                                                                                               1.34%

Class N                                                                                                             1.59%

Fund                                                                                                      Operating Expense Limit

Altegris Crabel Multi-Strategy Fund

Class A                                                                                                              1.99%

Class I                                                                                                               1.74%

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